SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 3 FOR THE MONTH OF MAY 2006

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]    Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At its meeting on May 28, 2006, the board of directors of the Industrial Development Bank of Israel Ltd. ("Registrant"or "Bank") approved the Bank's reviewed financial statements for March 31, 2006. The Bank finished the first quarter of 2006 with a NIS 10.7 million loss, compared with a NIS. 0.3 million profit in first quarter of 2005 and a loss of NIS 8.4 million in the year 2005.

At the above meeting, the board of directors also resolved to extend the term of service of the Internal Auditor, Mr. Y. David, until the termination date of the Bank's run-off plan (July 31, 2008).

Documents index:

     1. A translation of the press release issued on May 26, 2006 regarding the financial statements.

     2. A translation of the Immediate Report on May 29, 2006, regarding the Internal Auditor.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the press release and the Immediate Report issued by the Registrant, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the press release and the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the press release and the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the press release and the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2005 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: May  29, 2006                         By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel


                                            By: /s/ Natan Atlas
                                            ------------------------
                                            Natan Atlas
                                            General Secretary